CM

[redacted]

02022953

Hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 28 2002 OPG/A 313 SECTION

SEC FILE NUMBER
8- 218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FR 8-30-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROTECTED INVESTORS OF AMERICA

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 MONTGOMERY STREET, SUITE 1050
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RITA BUCHFINCK (415) 398-4363
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT
(Name — *if individual, state last, first, middle name*)

591 REDWOOD HIGHWAY, SUITE 5295 (Address) MILL VALLEY, (City) CALIFORNIA (State) 94941 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RITA BUCHFINCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROTECTED INVESTORS OF AMERICA, as of JUNE 30, 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Rita Buchfinck
Signature

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27th DAY OF August 2002

NOTARY PUBLIC

ANDREW F. ALBRIGHT
COMM. #1252845
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 23, 2002

Board of Directors
Protected Investors of America
San Francisco, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Protected Investors of America, as of June 30, 2002, and related statements of operations, changes in shareholders' equity and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Protected Investors of America. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protected Investors of America as of June 30, 2002, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

PROTECTED INVESTORS OF AMERICA

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

CASH		$ 483 469
DEPOSIT		50 000
COMMISSIONS RECEIVABLE FROM MUTUAL FUNDS AND FEES		478 487
NON-MARKETABLE SECURITIES AT MARKET (COST $3,315)		3 315
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $230,827		30 722
DEFERRED INCOME TAXES		14 734
OTHER ASSETS		16 064
		$1 076 791

LIABILITIES AND SHAREHOLDERS' EQUITY

COMMISSIONS PAYABLE		$ 470 408
ACCRUED SALARIES AND BENEFITS		54 758
ACCRUED EXPENSES		49 884
INCOME TAXES PAYABLE		4 765
TOTAL LIABILITIES		579 815
SHAREHOLDERS' EQUITY:		
COMMON STOCK - NO PAR VALUE: AUTHORIZED 200,000 SHARES ISSUED AND OUTSTANDING 76,318 SHARES	$ 66 957	
ADDITIONAL PAID-IN CAPITAL	272 252	
RETAINED EARNINGS	157 767	496 976
		$1 076 791

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2002

REVENUES:		
Commissions		$4 394 955
Asset management and advisory services		1 998 888
Investment income		18 819
Other income		7 876
		6 420 538
EXPENSES:		
Commissions	$5 323 239	
Officers and employees compensation	641 261	
Other operating expenses	250 840	
Rent	94 450	
Depreciation	33 330	
	6 343 120	
Less reimbursed expenses	(44 443)	6 298 677
INCOME BEFORE INCOME TAXES		121 861
INCOME TAXES ($4,800 currently payable)		32 000
NET INCOME		$ 89 861

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2001	$66 957	$250 098	$89 808	$406 863
SHARES ISSUED		22 154		22 154
SHARES REDEEMED			(21 902)	(21 902)
NET INCOME			89 861	89 861
BALANCE AT JUNE 20, 2002	$66 957	$272 252	$157 767	$496 976

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN CASH FLOW

YEAR ENDED JUNE 30, 2002

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income		$ 89 861
Adjustments to reconcile net loss to net cash		
Provided (used) by operating activities:		
Depreciation and amortization		33 330
Changes in assets and liabilities:		
Commissions receivable		184 732
Deferred income taxes		(4 502)
Other assets		12 565
Commissions payable		(165 986)
Accrued expenses		(21 962)
Accrued salary		(11 630)
Federal and state taxes		43 814
Securities sold, not yet purchased		(49 680)
CASH PROVIDED BY OPERATING ACITIVITIES		110 542
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Purchase of furniture and equipment	$(24 012)	
Increase in carrying value of marketable securities	781	
Basis of securities sold	50 000	
CASH PROVIDED BY INVESTMENT ACTIVITIES		26 769
CASH FLOW FROM FINANCING ACTIVITIES:		
Net Proceeds from issuance of shares	22 154	
Net cost of shares redeemed	(21 902)	
CASH PROVIDED BY FINANCING ACTIVITIES		252
NET INCREASE IN CASH		137 563
CASH AND CASH EQUIVALENTS, beginning of year		345 906
CASH AND CASH EQUIVALENTS, end of year		$483 469
INCOME TAXES PAID		$ 4 800

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer and investment advisor engaged in the sale and management of marketable securities, mutual funds, insurance and other investment products primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement date basis. The Company has entered into a contract with National Financial Services Corp. who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes, which is a maximum of $24,000 per year.

Asset valuations

Securities owned are stated at market values. Securities not readily marketable, include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by management.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred income taxes result from reporting changes in the carrying value of securities and from deducting deferred compensation and paid time off for financial statement purposes prior to deducting those items for tax purposes.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Statement of Cash Flow

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B - DEPOSIT

The Company has deposited $50,000 with National Financial Services Corp. as security for its transactions with National. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - EXECUTIVE COMPENSATION

The Company has entered into an agreement with certain officers whereby they receive base compensation plus 1.21% of the monthly revenues of the Company, excluding investment income.

Other employees receive base salary plus .23% of monthly revenue.

NOTE D - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2003. Minimum rental payments for the next two years is as follows:

	Office
2003	56 000

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions and asset management and advisory fees receivables are limited due to the fact that most receivables are not payable to registered representatives until collected, and are due from numerous mutual funds and individuals. As of June 30, 2002, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE G - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2002 the Corporation had net capital of $397,797 and aggregate indebtedness of approximately $580,000, a ratio of 1.46 to 1.00.

SUPPLEMENTAL INFORMATION

PROTECTED INVESTORS OF AMERICA

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2002

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$496 976
NON-ALLOWABLE ASSETS:		
Commission receivable over 30 days	$29 509	
Furniture and fixtures	30 722	
Other assets	16 064	
Deferred income tax	14 734	
Securities not marketable	3 315	
Total non-allowable assets		(94 344)
HAIRCUTS ON SECURITIES:		
Money market accounts	4 835	
Total haircuts		(4 835)
NET CAPITAL		$397 797
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$579 815
Ratio of Aggregate Indebtedness to Net Capital		1.46 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 38 656
Minimum Dollar Net Capital Requirement		$ 50 000
Net Capital Requirement (greater of above two amounts)		$ 50 000
Excess Net Capital		$347 797

PROTECTED INVESTORS OF AMERICA

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2002

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through National Financial Services Corporation on a fully disclosed basis.

PROTECTED INVESTORS OF AMERICA

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2002

The difference between net capital on the respondent's June 30, 2002 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$420 057
Add:	Increase in net receivables	$76 882	
	Other adjustments	2 096	
	Decrease in nonallowable assets	8 081	87 059
Deduct:	Accrued compensation and bonuses	63 342	
	Accrued expenses	11 911	
	Income tax adjustments	4 592	
	Increase in receivables over 30 days	29 474	(109 319)
Net capital per this report			$397 797

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 23, 2002

Board of Directors
Protected Investors of America
San Francisco, California

In planning and performing my audit of the financial statements of Protected Investors of America for the year ended June 30, 2002 on which I issued my report dated August 23, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant